CODE OF ETHICS RELATING TO THE INVESTMENT ADVISORY
SERVICES OF

KKM FINANCIAL, LLC

MARCH 1, 2025

CODE OF ETHICS

I.	INTRODUCTION

Rule 204A-1 under the Investment Advisers Act of 1940 (the "Advisers Act") and Rule 17j-1 of the Investment Company Act of 1940 require federally registered investment advisers to establish, maintain and enforce written codes of ethics that include, among other matters, standards of business conduct required of "supervised persons," provisions requiring supervised persons to comply with applicable federal securities laws, provisions requiring "access persons" to report their personal securities transactions and holdings and obtain approval before they acquire beneficial ownership of any security in an initial public offering or private placement.

This Code has been adopted by KKM Financial, LLC, (the “Firm”) and is intended to comply with Rule 204A-1 and Rule 17j-1.

This Code is intended to provide guidance to Access Persons of the Firm in the conduct of their personal investments to eliminate the possibility of securities transactions occurring that place, or appear to place, such persons in conflict with the interests of advisory clients of the Firm. A copy of this Code is available upon request to advisory clients of the Firm.

Your receipt of this Code for your review and signature means that you are a person to whom the Code applies. You are required to acknowledge in writing that you have received a copy of this Code, as well as any amendments to the Code. See Appendix G. You are required to certify annually that you have read, understood and complied with this Code. See Appendix C.

If you have any questions concerning this Code, please contact the Chief Compliance Officer and/or the

Firm’s counsel.

II.	DEFINITIONS.

A.	Access Person. "Access Person" means (1) any Advisory Person of the Firm, and (2) any Supervised Person who has access to non-public information regarding any Clients' purchase or sale of Securities or non-public information regarding the portfolio holdings of any client or who is involved in making Securities recommendations to Clients, or has access to such recommendations that are non-public. All officers, directors and employees of the Firm are considered Access Persons. The names of Access Persons are shown on Appendix A, which may be amended from time to time.

B.	Adviser. The "Firm" means KKM Financial, LLC.

C.	Advisory Person. "Advisory Person" means any director, officer, general partner or employee of the Firm (1) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a Covered Security by or on behalf of a client, or (2) whose functions relate to the making of any recommendations with respect to such purchases or sales. In the event that any individual or company is in a control relationship with the Firm, the term "Advisory Person" includes such individual company, or any employee of such a company to the same extent as an employee of the Firm.

D.	Automatic Investment Plan. "Automatic Investment Plan" means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

E.	Beneficial Ownership. "Beneficial Ownership" has the same meaning as used in Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, except that the term applies to both debt and equity Securities. "Beneficial ownership" under Rule 16a-1(a)(2) includes accounts of a spouse, minor children who reside in an Access Person's home and any other relatives (parents, adult children, brothers, sisters, etc.) whose investments the access person directs or controls, whether the person lives with the Access Person or not, as well as accounts of another person (individual, partner, corporation, trust, custodian, or other entity) if by reason of any contract, understanding, relationship, agreement or other arrangement the access person obtains or may obtain there from a direct or indirect pecuniary interest. A person does not derive a direct or indirect pecuniary interest by virtue of serving as a trustee or executor unless he or she or a member of his or her immediate family has a vested interest in the income or corpus of the trust or estate. A copy of Release No. 34-18114 issued by the Securities and Exchange Commission on the meaning of the term "beneficial ownership" is available upon request from the Chief Compliance Officer, and should be reviewed carefully by any Access Person before preparing any reports required by this Code.

F.	Being Considered for Purchase or Sale. A Security is "being considered for purchase or sale" when a recommendation to purchase or sell such Security has been made and communicated by an Advisory Person, in the course of his or her duties and, with respect to the person making the recommendation, when such person seriously considers making such a recommendation.

G.	Client. "Client" means any investment advisory client of the Firm.

H.	Chief Compliance Officer. "Chief Compliance Officer" means the Chief Compliance Officer as well as any designee appointed by such person.

I.	Control. "Control" means the power to exercise a controlling influence over the management and policies of a company, unless such power is solely the result of an official position with such company.

J.	Covered Security. "Covered Security" means any Security, except such term shall not include shares of registered open-end investment companies, other than Reportable Funds as defined by the Investment Advisers Act of 1940, direct obligations of the Government of the United States, bankers' acceptances, bank certificates of deposit, commercial paper or, high quality short-term debt instruments, including repurchase agreements.

K.	Federal Securities Laws. "Federal Securities Laws" means the Securities Act of 1933, Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the SEC under any of these statutes, the Bank Secrecy Act as it applies to funds and investment advisers and any rules adopted by the SEC or the Department of the Treasury.

L.	Initial Public Offering. "Initial Public Offering" means an offering of Securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

M.	Private Placement. "Private Placement" means an offering of Securities that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) or Section 4(6) thereto or pursuant to Rule 504, Rule 505, or Rule 506 thereunder.

N.	Security. "Security" has the same meaning as in Section 2(a)(36) of the 1940 Act. A copy of Section 2(a)(36) of the 1940 Act is available from the Chief Compliance Officer.

O.	Supervised Persons. "Supervised Persons" means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of the Firm, or other person who provides investment advice on behalf of the Firm and is subject to the supervision and control of the Firm.

III.	STATEMENT OF GENERAL PRINCIPLES

The following general fiduciary principles shall govern the conduct and personal investment activities of all Access Persons and Supervised Persons.

Each Access Person and Supervised Persons shall act with integrity, competence and dignity, shall adhere to the highest ethical standards and shall:

A.	Recognize that the Firm has fiduciary duties to all Clients, which involves a duty at all times to deal fairly with, and act in the best interests of all Clients, including the duty to use reasonable care and independent professional judgment and to make full and fair disclosure of all material facts;

B.	At all times, place the interests of Clients before his or her personal interests;

C.	Comply with the applicable Federal Securities Laws;

D.	Conduct all personal Securities transactions in a manner consistent with this Code, so as to avoid any actual or potential conflicts of interest, or any abuse of position of trust and responsibility;

E.	Not take any inappropriate advantage of his or her position with or on behalf of any Client; and

F.	Report promptly any violations of this Code to the Chief Compliance Officer.

Access Persons and Supervised Persons should follow not only the letter of this Code, but also its spirit and their conduct and transactions will be reviewed for this purpose.

IV.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

A.	Pre-Clearance of Access Person Personal Trading. Unless the transaction is exempt under Section V below, all Access Persons and all members of your Family/Household are prohibited from executing any transaction in a Covered Security for any account in which you or a member of your Family/Household has any Beneficial Ownership unless the transaction is pre-cleared by the Chief Compliance Officer or designee prior to any execution.

Once approved, the pre-clearance request is good only for the business day on which the approval is granted. Any changes to a transaction will require another pre-clearance request to be approved by the Chief Compliance Officer or designee prior to modifying an order. An additional pre-clearance request will be required if you do not receive a complete execution and wish to enter another transaction on a separate day.

Any pre-clearance requests from the Chief Compliance Officer will need to be reviewed by another member of management prior to the transaction being entered.

B.	Short-Term Trading Profits. Short-term trading by Access Persons in accounts as to which they have any beneficial ownership shall be looked upon with disfavor. All sales and purchases (or purchases and sales) of the same or equivalent Covered Securities within 60 calendar days by an Access Person shall be reported to Chief Compliance Officer.

C.	Initial Public Offerings. No Access Person may acquire any beneficial ownership in any equity Covered Securities (or Securities convertible into equity Covered Securities) in an Initial Public Offering unless approved in advance in writing by the Chief Compliance Officer.

D.	Private Placements. Before directly or indirectly acquiring beneficial ownership in any Securities in a private placement, each Access Person shall obtain express prior written approval from the Chief Compliance Officer, who, in making such determination, shall consider among other factors, whether the investment opportunity should be reserved for any Client, and whether such opportunity is being offered to such Access Person by virtue of his or her position with the Firm.

If and after such authorization to acquire such Securities in a Private Placement has been obtained, the Access Person must disclose such personal investment whenever any subsequent consideration by a Client for investment in that issuer arises.

If a decision is being considered to purchase Securities of an issuer, the shares of which have been previously obtained for personal investment by an Access Person in a Private Placement, that decision shall be subject to an independent review by a disinterested Portfolio Manager or Firm officer with no personal interest in the issuer.

E.	Service as a Director. No Access Person shall serve on a board of directors of a publicly traded company, absent prior written authorization by the managing members of the Firm (as the case may be), based upon a determination that such service would be consistent with the interests of the Firm’s Clients.

If board service of an Access Person is authorized by the managing members of the Firm, such Access Person shall be isolated from the investment making decisions for the Clients with respect to the company of which he or she is a director.

F.	Confidentiality. No Access Person shall reveal to any other person (except in the normal course of his duties on behalf of the Firm) any information regarding Securities transactions made, or being considered, by or on behalf of any Client.

G.	Gifts. No gifts of any kind may be accepted by any employee in connection with the Firm's business unless offered in advance by the Chief Compliance Officer.

V.	EXEMPT TRANSACTIONS

The prohibitions described in Section IV.A and B above shall not apply to:

A.	Purchases or sales effected in any account over which the Access Person has no direct or indirect influence or control, or in any account of the Access Person which is managed on a discretionary basis by a person other than the Access Person and, with respect to which the Access Person does not in fact influence or control purchase or sale transactions;

B.	Purchases or sales that are non-volitional on the part of the Access Person, including mergers, recapitalizations or similar transaction;

C.	Purchases that are part of an issuer's automatic dividend reinvestment plan;

D.	Purchases or sales that are made pursuant to an automatic investment plan;

E.	Purchases or sales of a registered unit investment trust, exchange-traded fund or closed-end management investment company, unless the Adviser or any of its affiliates serves as the investment adviser or sub-adviser to such Fund.

F.	Purchases effected upon the exercise of rights issued by the issuer pro rata to all holders of a class of its Covered Securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired;

G.	Purchases in any listed issue provided that the issue is not being considered for purchase or sale in any client’s account and further provided that the transaction is reported for approval at least by the next business day.

H.	Purchases or sales that receive the prior approval of the Chief Compliance Officer on the basis that

(a) the transaction is not potentially harmful to any Client, (b) the transaction would be unlikely to affect the market in which the portfolio Securities for any Client are traded; or (c) the transaction is not related economically to the Securities to be purchased, sold, or held by any Client and the decision to purchase or sell the Security is not the result of material non-public information.

VI.	REPORTING REQUIREMENTS OF ACCESS PERSONS

A.	Initial Holdings Report. Every Access Person shall complete, sign and submit to the Chief Compliance Officer an Initial Holdings Report no later than 10 days after becoming an Access Person. The Initial Holdings Report (attached hereto as Appendix D) shall include the following information:

1.	The title and type, exchange ticker symbol, number of shares and principal amount of each Covered Security in which the Access Person had any direct or indirect beneficial ownership when the person became an Access Person;

2.	The name of any broker, dealer or bank with whom the Access Person maintained an account in which any Securities were held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person; and

3.	The date on which the report is submitted by the Access Person.

The information contained in the Initial Holdings Report must be current as of a date no more than 45 days prior to the date the person becomes an Access Person.

B.	Quarterly Transaction Reports. Every Access Person shall complete, sign and submit a Quarterly Transaction Report to the Chief Compliance Officer (attached hereto as Appendix B) which discloses information with respect to transactions in any Covered Security in which such Access Person has, or by reason of such transaction, acquires, any direct or indirect beneficial ownership in the Covered Security. The Quarterly Transaction Report shall be submitted no later than 30 days after the end of each calendar quarter, whether or not the Access Person opened any account or engaged in any transactions for the quarter. For any transaction in a Covered Security during the quarter in which the Access Person had any direct or indirect beneficial ownership, the Quarterly Transaction Report shall contain the following information:

1.	The date of the transaction, the title and type, exchange ticker symbol or CUSIP number (as applicable), interest rate and maturity date (if applicable), the number of shares and the principal amount of the Covered Security involved;

2.	The nature of the transaction, i.e., purchase, sale or any other type of acquisition or disposition;

3.	The price at which the transaction was effected;

4.	The name of the broker, dealer, or bank with or through whom the transaction was effected; and

5.	The date that the report is submitted by the Access Person.

For any account established by the Access Person in which any Securities were held during the quarter for the direct or indirect benefit of the Access Person, the Quarterly Transaction Report shall contain the following information:

6.	The name of the broker, dealer or bank with whom the Access Person established the account;

7.	The date on which the account was established; and

8.	The date on which the report is submitted by the Access Person.

In lieu of the report provided as Appendix C, the reporting person may provide copies of monthly or quarterly brokerage statements reflecting equivalent information, provided the reporting person dates and signs each such statement.

C.	Annual Holdings Reports. Every Access Person shall complete, sign and submit to the Chief Compliance Officer an Annual Holdings Report no later than 30 days following the end of the calendar year. The Annual Holdings Report (attached hereto as Appendix E) shall contain the following information:

1.	The title and type, exchange ticker symbol or CUSIP number (as applicable), number of shares and principal amount of each Covered Security in which the Access Person has any direct or indirect beneficial interest;

2.	The name of any broker, dealer or bank with whom the Access Person maintained an account in which any Securities were held for the benefit of the Access Person as of the date when that person became an Access Person; and

3.	The date when the Access Person submitted the report.

The information contained in the Annual Holdings Report must be current as of a date no more than 45 days before the report is submitted.

D.	Notice of Account Openings. Each Access Person shall complete, sign and submit to the Chief Compliance Officer a Notice of Account Opening (attached hereto as Appendix F) prior to establishing an account in which any Securities are to be held for the direct or indirect benefit of such Access Person.

E.	Confirmations. All Access Persons shall direct their brokers to supply to the Chief Compliance Officer on a timely basis, duplicate copies of confirmations of all personal Covered Securities.

F.	Potential Conflicts of Interest. Every Access Person shall immediately report to the Chief Compliance Officer any factors of which the Access Person is aware that would be relevant to a conflict of interest analysis, including the existence of any substantial economic relationship between the Access Person's transactions and Securities held or to be acquired by a Client.

G.	Notification of Reporting Obligation. All Access Persons having a duty to file Quarterly Reports and Initial and Annual Holdings Report hereunder shall be informed of such duty by the Chief Compliance Officer and shall be provided with a copy of this Code. Once informed of the duty to file a Quarterly Report and Initial and Annual Holdings Report, an Access Person has a continuing obligation to file such report, in a timely manner, whether or not the Access Person had any new information to report for the period.

VII.	COMPLIANCE MONITORING

The Chief Compliance Officer shall review all Quarterly Reports, Initial and Annual Holdings Reports, confirmations, and other materials provided to her regarding personal transactions in Covered Securities by Access Persons to ascertain compliance with the provisions of this Code. The Chief Compliance Officer shall institute any procedures necessary to monitor the adequacy of such reports and to otherwise prevent or detect violations of this Code. The Chief Compliance Officer shall maintain a list of the names of persons responsible for reviewing those reports. Upon discovery of a violation of this Code, it shall be the responsibility of the Chief Compliance Officer to report such violation to the management of the Firm.

VIII.	REVIEW BY PRINCIPAL

The Chief Compliance Officer shall regularly (but not less frequently than annually) furnish to the Principal of the Firm a written report regarding the administration of this Code. This report shall describe issues that arose during the previous year under this Code, including but not limited to information about material violations of this Code and related procedures, as well as sanctions imposed as a result of these violations. The report shall also certify to the Principal that the Firm has adopted procedures reasonably necessary to prevent its Access Persons from violating this Code. The Principal should consider this report and determine whether amendments to the Code or procedures are necessary. If any such report indicates that any change to this Code is advisable, the Chief Compliance Officer shall make an appropriate recommendation to the Principal. The Chief Compliance Officer also shall inquire into any apparent violation of this Code and shall report any apparent violation requiring remedial action to the Principal.

Upon finding such a violation of this Code, including the filing of any false, incomplete, or untimely Quarterly or Annual Holdings Reports, the Principal may impose any sanction or take such remedial actions as it deems appropriate. The Principal shall not participate in a determination of whether he or she has committed a violation of this Code or of the imposition of any sanction against himself or herself.

IX.	RECORDS RETENTION

The Firm shall maintain records in the manner and to the extent set forth below, as required by Rule 204-2 under the Advisers Act:

A.	Retention of Copy of Statement. A copy of this Code, and any versions that were in effect within the past five years shall be preserved in an easily accessible place;

B.	Record of Violations. A record of any violation of this Code and of any action taken as a result of such violation shall be preserved in any easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurs;

C.	Copy of Forms and Reports. A copy of each Request for Personal Trading Authorization Form, Quarterly Report, Initial Holdings Report, Annual Holdings Report, and Notice of Account Opening prepared and filed by an Access Person pursuant to this Code shall be preserved by the Chief Compliance Officer for a period of not less than five years from the end of the fiscal year in which such report is made, the first two years in an easily accessible place;

D.	Written Acknowledgements. A record of all written acknowledgments of receipt of this Code from each person who is, or within the past five years was, an Access Person or Supervised Person shall be preserved in an early accessible place;

E.	List of Access Persons. A list of all persons who are, or within the past five years of business were, Access Persons shall be maintained in an easily accessible place;

F.	Record of Approvals. A record of any decision, and the reasons supporting the decision, to approve the acquisition of Securities in a Private Placement, and any other purchases or sales of Covered Securities by Access Persons shall be maintained in an easily accessible place for at least five years following the end of the fiscal year in which the approval is granted; and

G.	Sites of Records to be Kept. All such records and/or documents required to be maintained pursuant to this Code shall be kept at the offices of the Adviser.

X.	CONFIDENTIAL TREATMENT

All reports and other records required to be filed or maintained under this Code shall be treated as confidential, except to the extent required by law.

XI.	VIOLATIONS OF THIS CODE

Violations of this Code may result in the imposition of sanctions or the taking of such remedial steps as the Firm may deem appropriate, including, but not limited to, unwinding the transaction or, if impractical, disgorgement of any profit from the transaction, a letter of censure, reduction in salary, and suspension or termination of employment. No director or officer of the Firm shall participate in a determination of whether he or she has committed a violation of this Code or of the imposition of any sanction against himself or herself.

In addition, the Firm may report any violations to the appropriate regulatory authority, including the Securities and Exchange Commission.

XII.	WRITTEN ACKNOWLEDGEMENTS

Each Access Person and Supervised Person shall receive a copy of this Code when they become an Access Person or Supervised Person and any amendments thereto, and each Access Person and Supervised Person shall provide a written acknowledgement of receipt of this Code and any amendment thereto in the form attached as Appendix G.

XIII.	INTERPRETATION OF PROVISIONS

Management of the Firm may, from time to time, adopt such interpretations of this Code as such Members or management deems appropriate.

XIV.	AMENDMENTS TO THE CODE

Any material change to the Code subsequent to its initial approval must be approved within six months of the change by the managing members of the Firm. Any amendment to the Code shall be effective 30 calendar days after written notice of such amendment shall have been received by the Chief Compliance Officer, unless the management of the Firm, as appropriate, expressly determines that such amendment shall become effective on an ear